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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- ~~67019~~ 67966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **December 29, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RK EQUITY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111-15 75th Avenue, Suite 6H
Forest Hills, NY 11375

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado
(Name - *if individual, state last, first, middle name*)

25 W 43rd St, Suite 920	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RK Equity Capital Markets, LLC** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York
County of Erie
Subscribed and Sworn to before me
this 19 day of January 2010

Notary Public

KATHRYN T. ZUBLER
Notary Public, State of New York
01ZU6111903
Qualified in Erie County
My Commission Expires June 28, 20 12

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

FINANCIAL STATEMENTS

FOR THE PERIOD
DECEMBER 29, 2008
TO
DECEMBER 31, 2009

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

TABLE OF CONTENTS

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member
RK Equity Capital Markets LLC

We have audited the accompanying statement of financial condition of RK Equity Capital Markets LLC (a wholly owned subsidiary of HGK holdings, LLC) for the period December 29, 2008 to December 31, 2009 and the related statement of income, changes in member's equity, and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of RK Equity Capital Markets LLC (a wholly owned subsidiary of HGK Holdings, LLC) as of December 31, 2009, and the results of its operations and its cash flows for the period December 29, 2008 to December 31, 2009 in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson+Corrado

New York, New York
February 22, 2010

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2009
ASSETS	
Cash	$ 255,488
Investments, at fair market value	66,000
Prepaid expenses	1,084
Due from related party	274,400
Total assets	$ 596,972
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Due to parent	$ 8,700
Total liabilities	8,700
Member's equity	588,272
Total Liabilities and Member's equity	$ 596,972

See accompanying notes.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF INCOME

		FOR THE PERIOD DECEMBER 29, 2008 TO DECEMBER 31, 2009
Revenue		
Finders fees	$	607,976
Change in unrealized gain on securities owned		34,000
Interest income		227
Total revenue		642,203
Expenses		
Commissions		58,600
Professional fees		28,288
Utilities		4,805
Market data research		4,800
Office expense		1,667
Regulatory dues and fees		1,607
Total expenses		99,767
Net income	$	542,436

See accompanying notes.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	FOR THE PERIOD DECEMBER 29, 2008 TO DECEMBER 31, 2009	
Balance - beginning of the period	$	45,836
Net income		542,436
Balance - end of the period	$	588,272

See accompanying notes.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

		FOR THE PERIOD DECEMBER 29, 2008 TO DECEMBER 31, 2009
Cash flows from operations		
Net income	$	542,436
Warrants received as finders fees, at fair market value		(125,000)
Unrealized gain on warrants		(34,000)
Non-cash commissions expense paid in warrants, at fair market value		18,600
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets		
Prepaid expenses		(1,084)
Due from related party		(200,000)
Increase (decrease) in operating liabilities		
Due to affiliate		8,700
Net cash provided by operating activities		209,652
Increase in cash		209,652
Cash - beginning of period		45,836
Cash - end of period	$	255,488

See accompanying notes.

Note 1 - Organization and Business Activity

RK Equity Capital Markets LLC (the "Company"), is a limited liability company organized in April 2008 and a wholly owned subsidiary of HGK Holdings, LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), which it received its FINRA approval for membership on December 29, 2008.

The Company conducts business in private placement of securities that may from time to time include consultation regarding mergers and/or acquisitions.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with the Parent company, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition - Revenues from finder's fees are recognized when the transaction closes and realization is reasonably assured.

Income Taxes - No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's parent.

Stock Purchase Warrants - The Company has acquired stock warrants from clients. These warrants enable the Company to purchase stock of the client at a prescribed date and price. Warrants are stated at fair value and the changes in market value are recognized in the Company's results of operations.

Use of Estimates - The preparation of financial statements are in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Related Party Transactions

In accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with the Parent company for which certain expenses are allocated between the companies. Such expenses include market data research, office supplies, connectivity (internet and telephone) as well as stationary. For the period ended December 31, 2009, the amount due to the parent amounted to $8,700, for these expenses. There is no repayment terms associated with these transactions.

At December 31, 2009 the Company has a loan receivable from a related party totaling $274,400, there are no repayment terms associated with this transaction.

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provided that equit capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceed 10 to 1. At December 31, 2009, the Company had net capital of $246,788, which was $241,788 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

Note 5 - Warrants and Fair Value Measurement

The Company applies GAAP for fair value measurement of financial assets that are recognized or disclosed at fair value in the financial statements. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs that are other than quoted prices included in Level 1 that are observable for the asset or liability, wither directly or indirectly.

Level 3 Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 5 - Warrants and Fair Value Measurement (continued)

The following table present assets that are measure at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Warrants	$ -.-	$ 66,000	$ -.-	$ 66,000
Total assets at fair value	$ -.-	$ 66,000	$ -.-	$ 66,000

The following is a summary of the warrants as of December 31, 2009:

	2009			
	Cost	Gross Unrealized Gain	Gross Unrealized (Losses)	Fair Value
Warrants	$ 32,000	$ 34,000	$ -.-	$ 66,000

During April 2009 the Company received 80,000 warrants from Western Lithium Canada Corporation. Each warrant entitles the Company to purchase additional common shares for a period of two years at a price of CND$0.60. When the Company received these warrants, management determined the fair value of these warrants to be $32,000 using the Black-Scholes Method.

During November 2009 the Company received 100,000 warrants from Searchlight Minerals Corporation. Each warrant entitles the Company to purchase additional common shares at an exercise price of $1.85, expiring November 12, 2012. When the Company received these warrants, management determined the fair value these warrants to be $93,000 using the Black-Scholes Method. Subsequent to the receipt of these warrants, they were distributed as payment of commissions to a vendor.

Note 6 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Note 6 - Financial Instruments (continued)

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Note 7 – Concentration of Credit Risk

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

One customer accounted for 65% of the Company's finder's fees income for the period ended December 31, 2009.

*****

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15C3-1

	DECEMBER 31, 2009
Total member's equity	$ 588,272
Deductions and/or charges	
Non-allowable assets	(341,484)
Net capital before haircuts on securities positions	246,788
Haircuts on securities	-.-
Net capital	$ 246,788
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	580
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	$ 241,788
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Due to affiliate	$ 8,700
Aggregate indebtedness	$ 8,700
Ratio of aggregate indebtedness to net capital	0.04:1.0

See independent auditor's report and accompanying notes.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE PERIOD DECEMBER 29, 2008 TO DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Independent Auditor's Report on Internal Control

To the Member
RK Equity Capital Markets LLC

In planning and performing our audit of the financial statements of RK Equity Capital Markets LLC (the "Company") a wholly owned subsidiary of HGK Holdings, LLC for the period December 29, 2008 to December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 22, 2010

BERSON+CORRADO
Integrated Financial Solutions

RK EQUITY CAPITAL MARKETS, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2009

BERSON+CORRADO

Integrated Financial Solutions

www.bersonandcorrado.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
RK Equity Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC 7-T) to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2009, which were agreed to by RK Equity Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RK Equity Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7T. RK Equity Capital Markets, LLC's management is responsible for RK Equity Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries (copy of disbursement) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 22, 2010

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601